UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On November 27, 2024, Brenmiller Energy Ltd. (the “Company”) and The European Investment Bank (the “EIB”) signed an amendment (the “Amendment”) to the credit facility agreement by and between the Company and the EIB dated March 31, 2021 (the “EIB Agreement”). Under the Amendment, the EIB provided its consent and amended certain provisions of the EIB Agreement to facilitate the Company to close the Offering (as defined below).

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and incorporated herein by reference.

Following the Amendment, on December 4, 2024, the Company closed its previously announced private placement offering of 1,000,000 ordinary shares, no par value per share (the “Ordinary Shares”), with Alpha Capital Anstalt for aggregate gross proceeds of $1.05 million (the “Offering”). The Ordinary Shares in the Offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This Report shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares, nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

On December 4, 2024, the Company issued a press release titled “Brenmiller Energy Closes on $1.05 Million Private Placement with Existing Institutional Shareholder”, a copy of which is included as Exhibit 99.1 to this Report and is incorporated by reference herein.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Amendment No. 7 to the Finance Agreement, dated November 27, 2024, by and between The European Investment Bank and Brenmiller Energy Ltd.
99.1	Press release issued by Brenmiller Energy Ltd. dated December 4, 2024, titled “Brenmiller Energy Closes on $1.05 Million Private Placement with Existing Institutional Shareholder”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: December 4, 2024	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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